FOR IMMEDIATE RELEASE
Alamos Gold Inc.

130 Adelaide Street West, Suite 2200
Toronto, Ontario M5H 3P5
Telephone: (416) 368-9932 or 1 (866) 788-8801

All amounts are in United States dollars, unless otherwise stated.

Alamos Announces Changes to its Board of Directors
Toronto, Ontario (November 11, 2015) - Alamos Gold Inc. (TSX:AGI; NYSE:AGI) (“Alamos” or the “Company”) today announced that Alan Edwards has resigned from the Company's Board of Directors and consequently from his position as Chair of the Board.
Paul Murphy has been appointed by his fellow directors to serve as Chair of the Board. In addition, Alamos is pleased to announce that Claire Kennedy has joined the Board of Alamos.
"On behalf of the board, I would like to thank Alan for his service to the board of Alamos and for his many years of service to AuRico Gold. As Alamos continues to grow and execute on its business plans, we are delighted to welcome Claire Kennedy to the board. Claire brings with her both a proven track record and a skillset in law, taxation and corporate governance that we believe will provide incredible value to Alamos going forward," said Paul Murphy, Chairman of Alamos.
Claire Kennedy is a lawyer and partner in the Toronto office of Bennett Jones LLP where she provides tax advice on M&A and corporate finance transactions and advises clients on transfer pricing issues in cross-border investments. Claire is a director of the Bank of Canada, the nation's central bank, and she serves on the Audit, Finance and HR Committees, and is Chair of the Corporate Governance Committee. Claire is a government appointee to the University of Toronto's Governing Council and she serves as Chair of the Pension Committee. Claire is also a member of the Dean's Advisory Committee at Rotman School of Management and is a past member of the Dean's Council at Queen’s University School of Law. Claire was formerly a director of Neo Material Technologies Inc.
Ms. Kennedy holds a degree in chemical engineering from the University of Toronto, a law degree from Queen’s University, and is enrolled in the University of Chicago’s Booth School of Business Advanced Management Program. She also holds the ICD.D designation from the Institute of Corporate Directors.
Paul Murphy previously served as Chair of Alamos prior to its merger with AuRico Gold. Mr. Murphy was a Partner and National Mining Leader of PricewaterhouseCoopers LLP from 2004 to April 2010 and Partner of PricewaterhouseCoopers LLP since 1981. Paul is a Chartered Accountant and holds a Bachelor of Commerce degree from Queen’s University. He currently serves as Executive Vice President and Chief Financial Officer at Guyana Goldfields.
About Alamos
Alamos is a Canadian-based intermediate gold producer with diversified production from three operating mines in North America. This includes the Young-Davidson mine in northern Ontario, Canada and the Mulatos and El Chanate mines in Sonora State, Mexico. Additionally, the Company has a significant portfolio of development stage projects in Mexico, Turkey, Canada and the United States. Alamos employs more than 1,300 people and is committed to the highest standards of sustainable development. The Company’s shares are traded on the TSX and NYSE under the symbol “AGI”.

FOR FURTHER INFORMATION, PLEASE CONTACT:

Scott K. Parsons
Vice President, Investor Relations
(416) 368-9932 x 5439
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